December 17, 2010

Mr. Lyn Shenk Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-5546 U.S.A.

Re:	Toyota Motor Corporation
Form 20-F For Fiscal Year Ended March 31, 2010 Filed June 25, 2010
File No. 01-14948

Dear Mr. Shenk:

We refer to your letter dated November 22, 2010 relating to Toyota Motor Corporation’s (“Toyota” or the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2010, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2010.

Set forth below is our response to your comments.  To assist you in the reviewing the process, we have reproduced the comments in bold type.

Form 20-F for the Fiscal Year Ended March 31, 2010

Section 4.B:  Business Overview, page 8

1.
Refer to your response to our prior comment 1.  It appears the ¥89.0 billion for the estimated costs of the four recalls indicated in the response and safety measures is material to your results for fiscal 2010.  However, we did not identify disclosure of this amount in your filing.  Please advise.

The Company’s Response

We acknowledge the Staff’s comments. Because the four recalls and other safety measures in the second half of fiscal 2010 occurred in succession within a short period of time and resulted in substantial enhancements in our operating processes, we believed it was important to explain the nature of these four recalls and other safety measures in the Business Overview section (page 53) as well as in note 23 to the financial statements on “Other commitments and contingencies, concentrations and factors that may affect future operations” (page F-49).  However, we believe that the total estimated cost of ¥89.0 billion was not material to warrant disclosure as a separate item and did not have a material effect to our financial statements.  Please refer to the following table, which illustrates quality assurance costs in the context of the “Total costs and expenses” during each of the past three fiscal years.

	Yen in millions
	For the years ended March 31,
	2008	2009	2010
Net revenues
Sales of products	24,820,510	19,173,720	17,724,729
Financing operations	1,468,730	1,355,850	1,226,244
Total net revenues	26,289,240	20,529,570	18,950,973
Costs and expenses
Cost of products sold	20,452,338	17,468,416	15,971,496
Cost of financing operations	1,068,015	987,384	712,301
Selling, general and administrative	2,498,512	2,534,781	2,119,660
Total costs and expenses	24,018,865	20,990,581	18,803,457
Quality assurance costs
Provision for warranties	392,349	366,604	301,209
Provision for future recall and other safety measures	14,651	159,899	256,981
Total quality assurance costs	407,000	526,503	558,190
% of total quality assurance costs to total costs and expenses	1.7%	2.5%	3.0%

As illustrated above, the percentages of the total quality assurance costs to the corresponding “Total costs and expenses” of fiscal 2008, 2009, and 2010 were 1.7%, 2.5% and 3.0%, respectively, none of which we deem material.

Historically, we have not disclosed the costs associated with specific recalls, and none of costs associated with any of the recalls in fiscal 2010, either individually or in aggregate, changed our view that separate disclosure of the recall costs was not warranted.

Further, as noted in our prior response to comment 1, we confirm that the additional estimated cost of ¥3.5 billion we accrued for fiscal 2011 did not represent a significant change. We will continue to monitor our estimated costs for the four recalls and other safety measures and, to the extent there are material developments, we will provide additional disclosure if and when facts and circumstances necessitate.

Item 5.  Operating Financial Review and Prospects, page 51

5.A Operating Results, page 51 Overview, page 51

Automotive Market Environment, page 51

2.
It does not appear that your response to our prior comment 2 was fully responsive to all of the points indicated therein.  For clarity, please tell us, with a view toward disclosing, the following with regard to the four recalls in fiscal 2010 indicated in your response to prior comment 1:

•	The amount accrued for each recall through March 31, 2010.
•	The basis for and adequacy of each amount recorded.
•	The changes in amounts accrued subsequent to March 31, 2010 for each recall in each subsequent fiscal quarter through September 30, 2010, with an explanation of any changes.
•
The amount accrued for claims, lawsuits and government investigations related to the four recalls, and where reported in your statement of income, by quarter in each of fiscal 2010 and 2011.  Please explain to us any changes in the amount accrued.  Also clarify for us if the ¥89.0 billion accrued in fiscal 2010 for the four recalls and other safety measures includes or excludes an amount for claims, lawsuits and government investigations, and if inclusive, the amount thereof.

The Company’s Response

We acknowledge the Staff’s comments.

As noted in our prior response to comment 2, while we view that the occurrence of the four recalls and other safety measures in succession within a short period of time impacted Toyota’s business, and we continue to believe that further disclosure of recall costs based on each recall would not necessarily be an appropriate representation of the impact on Toyota’s business, we have presented below the amounts accrued for each of the four recalls and other safety measures in response to the Staff’s comments. As we do not maintain and manage the recall costs related to the sticking accelerator pedals in North America and in Europe and China separately, the two recalls are shown on a combined basis.

1)　Safety Campaign related to Floor Mats in North America (November 2009)

	Yen in billions
	Fiscal 2010			Fiscal 2011
	For the three months ended December 31, 2009	For the three months ended March 31, 2010	Total	For the three months ended June 30, 2010	For the three months ended September 30, 2010	Total
Beginning balance	-	54.0	-	45.2	30.6	45.2
Amounts estimated	54.0	8.3	62.3	3.4	-	3.4
Amounts paid	-	(17.1)	(17.1)	(18.0)	(12.2)	(30.2)
Ending balance	54.0	45.2	45.2	30.6	18.4	18.4

2)　Recalls related to Accelerator Pedals in North America and in Europe and China (January 2010)

	Yen in billions
	Fiscal 2010			Fiscal 2011
	For the three months ended December 31, 2009	For the three months ended March 31, 2010	Total	For the three months ended June 30, 2010	For the three months ended September 30, 2010	Total
Beginning balance	-	-	-	10.5	3.2	10.5
Amounts estimated	-	21.9	21.9	0.1	-	0.1
Amounts paid	-	(11.4)	(11.4)	(7.4)	(1.0)	(8.4)
Ending balance	-	10.5	10.5	3.2	2.2	2.2

3)　 Recalls related to the ABS Program for the Prius and Others (February 2010)

	Yen in billions
	Fiscal 2010			Fiscal 2011
	For the three months ended December 31, 2009	For the three months ended March 31, 2010	Total	For the three months ended June 30, 2010	For the three months ended September 30, 2010	Total
Beginning balance	-	-	-	0.9	0.5	0.9
Amounts estimated	-	4.8	4.8	-	-	-
Amounts paid	-	(3.9)	(3.9)	(0.4)	(0.2)	(0.6)
Ending balance	-	0.9	0.9	0.5	0.3	0.3

With regard to the four recalls and other safety measures in fiscal 2010, future costs for recalls and other safety measures are calculated based on the estimation of labor cost by region and parts cost for repair per vehicle unit, the number of vehicles subject to recalls and other safety measures, and the return ratio to dealers for repair. Parts cost and labor cost for repair per vehicle unit are estimated based on the repair methods to be used. The number of vehicles subject to recalls and other safety measures is identified based on the sales data of the vehicles sold during a given period.  The return ratio is reasonably estimated based on the history of actual return, nature of defects and other factors. Costs for recalls and other safety measures are calculated by taking into consideration the above factors and therefore the amounts are deemed to be reasonable and adequate.

As we have disclosed, there are various claims, lawsuits and governmental investigations pending against Toyota related to the four recalls and other safety measures, which include individual product liability, personal injury claims and securities litigation, which generally are self-insured by us up to certain limits. In our opinion, adequate provisions for product liability, personal injury claims, securities litigation and others have been made in the financial statements based on the information currently available. While we are cooperating in the investigations, we are defending the alleged underlying claims made against us. Resolution is not expected quickly, and many of these matters are in their early stages and are subject to uncertainty. It is possible that some of the matters discussed above could be decided unfavorably and result in losses in amounts or ranges of amounts that, while they cannot be estimated at March 31, 2010 and at the end of first and second quarters of fiscal 2011, may be in excess of the currently established accruals and material to the financial statements.

The aggregate amounts accrued for claims, lawsuits and government investigations related to the four recalls and other safety measures in the fourth quarter of fiscal 2010, which consisted of legal reserves and attorney’s fees, were on a scale of below ¥10 billion and thus were not significant.  In the first quarter of fiscal 2011, we paid $16.4 million to the U.S. Treasury for the settlement resolving a formal inquiry from the National Highway Traffic Safety Administration (“NHTSA”) about the recall related to sticking accelerator pedals.  Other than this, the only payments we made in the first and second quarters of fiscal 2011 were attorney’s fees, which are paid as incurred.  All of these expenses were included in “Selling, general and administrative” within the statement of income.  Given our current involvement in litigations and proceedings, we believe disclosure of specific accrued amounts for claims, lawsuits or government investigations for each of the four recalls and other safety measures may seriously harm our current and future litigation posture and negotiation positions. The specific accrued amounts may be considered relevant information for litigation adversaries and if disclosed, it may affect discovery and attorney client privilege. Because the effect of disclosing separate accrued amounts is potentially harmful to our current and future litigation and negotiation positions, we believe it would be inappropriate to disclose such amounts individually or in an aggregate as a separate item.  Since the accrued amounts are not individually or in the aggregate significant, we believe that it is not necessary to disclose the specific accrued amounts for the four recalls and other safety measures individually or in the aggregate for our financial statements not to be misleading.

The ¥89.0 billion incurred in fiscal 2010 for the four recalls and other safety measures does not include amounts for claims, lawsuits or government investigations.  We respectfully refer the Staff to our response to comment 1 above.

We will continue to monitor and assess developments with respect to the above referenced legal matters and, to the extent there are material developments, we will provide additional disclosure if and when facts and circumstances necessitate.

Financial Services Operations, page 53

3.
Refer to your response to our prior comment 3.  Even after consideration of the effect of currency exchange rate and commensurate reclassification for 2009, the allowance for finance leases still increased by approximately ¥13,000 million, or 5.3% of your fiscal 2010 net income.  Please explain to us the reason for the increase, particularly in view of the disclosed improved credit environment experienced in 2010.

The Company’s Response

The primary reason for the increase of approximately ¥13.0 billion over the allowance for finance leases is due to the potential future downward trend of used vehicle prices expected in some markets although current credit environment has improved especially in the U.S. market in fiscal 2010. Consistent with our disclosure over critical accounting estimates on the Allowance for Doubtful Accounts and Credit Losses (page 79), collectability risks include insufficient collateral values (less costs to sell) to realize the full carrying values of these finance lease receivables. Our systematic, ongoing review, and evaluation of allowances, therefore, includes an assessment over the resale prices of used vehicles.

In Canada, the allowance for finance leases increased by approximately ¥7.0 billion due to adverse effects on used vehicle prices caused by the product recalls announced in fiscal 2010 and the overall intensified competitiveness of the market.  In addition, certain sales promotion measures were implemented to address the intensified competition by offering incentives that would allow customers to terminate early and renew their lease contracts for another vehicle. Early termination of these contracts potentially increases the supply of used vehicles thereby potentially having an adverse effect to depress future prices.

In Germany, the allowance for finance leases increased by approximately ¥4.0 billion also due mainly to comparable circumstances mentioned above regarding the adverse effects of the product recalls announced in fiscal 2010.

The remaining ¥2.0 billion increase over the allowance for finance leases is the result of movements within various countries that individually have no significant effect.

Results of Operations, page 57

4.
Refer to your response to our prior comment 5.  In regard to the activities engaged in to regain consumer confidence identified in the response, including sales incentives, it is not clear why you are unable to quantify their impact.  It would appear to be a matter of quantifying the incremental amount recorded for such activities and incentives beyond the amounts otherwise expected to be incurred, or expected to be offered in the case of sales incentives.  Seemingly, investors would be interested in knowing the incremental amount of the components of such a program as well as its overall magnitude employed in sustaining your operations.  In connection with this, the higher sales incentives paid to U.S. dealers during the fourth quarter of fiscal 2010 of approximately ¥25 billion compared to the average of quarterly sales incentives paid during the preceding three quarters indicated in the response appear to be material to your annual, and presumably fourth quarter, results for fiscal 2010.  Please advise.

The Company’s Response

We acknowledge the Staff’s comments. Given that the recalls and other safety measures occurred during the third and fourth quarters of fiscal 2010, we believe that any incremental amount recorded for such activities and incentives beyond the amounts otherwise expected would have been recorded during the fourth quarter of fiscal 2010. When comparing the fourth quarter sales incentives against the average of quarterly sales incentives paid during the preceding three quarters, we quantified an amount of ¥25 billion attributed to the higher sales incentives paid to U.S. dealers.  This amount represents less than 0.4% of our sales (¥6,204.1 billion) for the fourth quarter of fiscal 2010.  Therefore, we believe that the incremental amount of approximately ¥25 billion was not significant and did not have a material effect to either the fourth quarter or annual financial statements.

However, we believe the additional amount of ¥25 billion incurred during the fourth quarter was not solely for the purposes of regaining customer confidence after the occurrence of the recalls and other safety measures in succession.  Our decision making process over the use of sales incentives considers and weighs a multitude of factors jointly including, for example, the extent of sales incentives used by peers in competing sales regions and the extent of sales incentives necessary to promote sales within regions that otherwise would not be supported by any alternative subsidies.

Accordingly, quantification of the incremental amount in the case of sales incentives engaged solely to regain consumer confidence is indeterminable.

Notes to the consolidated Financial Statements, page F-10

Note 2. Summary of significant accounting policies, page F-10

Allowance for credit losses, page F-13

5.
Refer to your response to our prior comment 15.  Please clarify for us whether shortfalls between proceeds received from the sale of repossessed collateral and the amount due from customers result in additional losses that are recorded in your results of operations for specific receivables evaluated pursuant to ASC 310-10.  If not, please explain the basis for your accounting.  In such circumstances, it would appear that the shortfalls represent amounts in excess of that previously provisioned for and recorded in results of operations related to the specific receivables evaluated.

The Company’s Response

We acknowledge the Staff’s comments. The final determination of the amount of loss incurred on impaired loans within the wholesale and other dealer loan portfolio can only be made in the period in which the underlying collateral is liquidated.  Any shortfall between the proceeds received from the sale of the underlying collateral and the estimated value of that collateral as of the most recent balance sheet date will result in additional losses.  These additional losses will be recorded in the financial statements by an increase to the allowance for credit losses with a corresponding charge to the provision for credit losses immediately prior to the charge-off of the loan.  Likewise, any excess between the proceeds received from the sale of the underlying collateral and the estimated value of that collateral as of the most recent balance sheet date will result in a reduction in losses previously incurred and recorded in the financial statement by a decrease to the allowance for credit losses with a corresponding credit to the provision for credit losses.

6.
Refer to your response to our prior comment 17.  Please tell us whether finance receivables other than wholesale and other dealer loans had been modified in any of the last three completed fiscal years.  If so, tell us the gross amount of receivables modified based on the amount of the receivable balances prior to modification and the reason they were modified.

The Company’s Response

We acknowledge the Staff’s comments. Toyota applies Accounting Standards Codification 310-40 (FAS 15) to wholesale and other dealer finance receivables modified in a troubled debt restructuring.  A loss mitigation program for retail and finance lease customers experiencing financial difficulty meets the definition of a troubled debt restructuring; all customer accounts modified under such programs are disclosed as a troubled debt restructuring.  As of March 31, 2008, 2009 and 2010, there were no programs for retail and finance lease receivables that met the troubled debt restructuring criteria.

For the years ended March 31, 2008, 2009 and 2010, Toyota did not modify any retail and finance lease receivables for either interest rate reductions or principal forgiveness.  However, Toyota routinely provides term extensions to retail and lease finance customers on an individual loan by loan basis in accordance with our field operating policies and procedures.  These extensions are provided for a variety of reasons either upon customer requests or as part of our collection efforts.  Retail and finance lease receivables modified on an individual loan by loan basis were not significant in each of the period presented as nearly all term extension are for one month.  A one month extension represents less than 2% of the average original contract term of approximately 60 months.  Because of the insignificant nature of the term extensions we do not track the dollar amount of principal deferred or the gross amount outstanding.  However, the total number of monthly extensions were less than 1% of our portfolio for each of the years ended March 31, 2008, 2009 and 2010, respectively, based on our average monthly activity.  Therefore, we do not believe that terms extensions are significant.

As Toyota does not modify retail and lease finance receivables for forgiveness of principal, the gross amount of retail and lease finance receivables prior to the term extensions is identical to the amount after.  Furthermore, retail and finance lease receivables are written-off against the allowance for credit losses when payments are no longer expected to be received or the account is 120 days contractually delinquent, whichever occurs first.

Note 14. Product warranties, page F-29

7.
We note in your response to prior comment 22 that the classification of expenses for future recalls as “cost of products sold” or “selling, general and administrative” is based on the timing that these expenses are recognized.  Please explain to us and disclose what determines the classification of these expenses and how and why the timing of when they are recognized impacts their classification.

The Company’s Response

We acknowledge the Staff’s comments. Since the fourth quarter of fiscal 2010 we have adopted a new estimation model to estimate the costs of future recalls and other safety cost measures. Under this new estimation model, costs for future recalls and other safety measures are recognized at the time of vehicle sale within “Cost of products sold,” as we believe such classification best reflects the nature of these costs. In contrast, before the adoption of this new estimation model, costs for recalls and other safety measures were recognized at the time the decisions were made to announce the recalls or other safety measures and were recorded after the time of vehicle sale and thus were categorized as “Selling, general and administrative”.   In consideration of the Staff’s comment regarding classification of these costs, we do not believe the reclassification of amounts included in “Selling, general and administrative” to “Cost of products sold” would be material to our financial statement presentation.

The costs for recalls and other safety measures during fiscal 2010 recorded in the financial line items “Cost of products sold” and “Selling, general and administrative” were ¥105.6 billion and ¥151.2 billion, respectively.  And the costs for recalls and other safety measures recorded in the financial statement line item “Selling, general and administrative” during fiscal 2008 and fiscal 2009 were ¥14.6 billion and ¥159.8 billion, respectively.  For the purpose of illustrating the changes and impact of these amounts in respect of the financial statement line item in which they are recorded, please refer to the table below.

	Yen in millions
	For the years ended March 31,
	2008	2009	2010
Costs and expenses
Cost of products sold	20,452,338	17,468,416	15,971,496
Cost of financing operations	1,068,015	987,384	712,301
Selling, general and administrative	2,498,512	2,534,781	2,119,660
Total costs and expenses	24,018,865	20,990,581	18,803,457
Provision for recalls and other safety measures included in the line item “Cost of products sold”	-	-	105,698
Provision for future recalls and other safety measures included in the line item “Selling, general and administrative”	14,651	159,899	151,283
Total costs for recalls and other safety measures	14,651	159,899	256,981
% of total costs for recalls and other safety measures relative to “Total costs and expenses”	0.1%	0.8%	1.4%

During fiscal 2010, amount recorded in “Selling, general, and administrative” expenses prior to the change in estimation model were not subsequently reclassified to “Cost of product sold.” As illustrated above within the context of the respective financial statement line items, we are of the view that the impact of these costs for recalls and other safety measures recorded as “Cost of products sold”, “Selling, general and administrative” and “Total costs and expenses” is not deemed to be financially significant.

8.
From your response to our prior comment 1, we know the ¥256,981 million provision for future recalls and other safety measures for 2010 indicated in the table in the response to comment 22 includes ¥105,600 million for the effect of the change in estimate for future recalls and other safety measures and ¥89,000 million for the estimated costs of the four recalls indicated in that response and safety measures.  Excluding these, the provision for future recalls and other safety measures for 2010 was approximately ¥62,400 million.  The table in the response to prior comment 22 indicates that the provision for recalls and other safety measures was ¥159,899 million in 2009 and ¥14,651 million in 2008.  Please explain to us why the provision for 2009 was significantly greater than the provision in the surrounding years, using ¥62,400 million for 2010.  Explain to us the basis for the amount of the provision for 2009, how the amount was determined and whether the method or process in determining the 2009 provision differed from the method or process used in determining the provision in the surrounding years.  If the method or process for 2009 did differ from that in the surrounding years, explain to us how and why it differed.

The Company’s Response

We acknowledge the Staff's comments.  The provision of ¥159,899 million in fiscal 2009 included approximately ¥130.0 billion in costs for the warranty extension and service campaign related to Tacoma pick-up trucks in North America which contributed to a total provision greater than the ¥14,651 million provision for fiscal 2008 and the ¥62,400 million provision for fiscal 2010 excluding the effect of the change in the estimate for future recalls and other safety measures and the costs of the four recalls and other safety measures for fiscal 2010.  The costs for the Tacoma pick-up trucks were incurred in order to address the possibility of rust developing on the frame of a portion of older model Tacoma pick-up trucks by rendering repair services for a portion of the vehicles as a service campaign and providing warranty extensions of up to 15 years to owners of approximately 820,000 units, a portion of which we decided to offer buyback options with a view to ensure customer safety and satisfaction.  The provision for recalls and other safety measures in fiscal 2009 was based on our prior model of estimating the expenditure of the recalls and other safety measures at the time of the determination.  The provisions were determined individually on the basis of management estimates.  Neither the method nor the process applied in determining the provision for fiscal 2009 differed from that which was applied during fiscal 2008 and 2010 prior to the new estimation model.

9.
In connection with the above comment, it appears the increase in the provision for future recalls and other safety measures for 2009 was material to your results for 2009, but we did not identify any disclosure of this impact in your filing.  Please advise.

The Company’s Response

We acknowledge the Staff’s comments. Regarding the ¥159,899 million in recall costs in fiscal 2009, as set forth in the table in our response to comment 1, the ¥159,899 million in recall costs in fiscal 2009 represents 0.8% and 6.3% of the “Total costs and expenses”, and “Selling, general and administrative” in fiscal 2009, respectively, and we believe the amount was not material.

In addition, expenses related to product warranties including recalls and other safety measures are expenses accrued for repairing or replacing vehicle components with a view toward ensuring product safety and customer satisfaction, and in accordance with warranty agreements and related laws and regulations.  We believe that these expenses, while they fluctuate every quarter, are of a nature customary for an auto manufacturer.  We believe that after consideration of the nature of these costs, from a qualitative perspective the expenses related to product warranties was also not material.  Consequently, we did not separately describe these costs in fiscal 2009.

*           *           *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-565-23-2009, by fax at +81-565-23-5721, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Satoshi Ozawa
Name:	Satoshi Ozawa
Title:	Executive Vice President, Member of the Board

cc:	Theresa Messinese (Division of Corporation Finance)
Doug Jones (Division of Corporation Finance)
Masahisa Ikeda (Shearman & Sterling LLP)
Katsunori Sasayama (PricewaterhouseCoopers Aarata)